November 5, 2010
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: China Enterprises Limited
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 30, 2010
File No. 1-12126
Dear Mr. Gilmore:
This letter provides (i) a further response to the comments contained in your letter of August 10, 2010 to China Enterprises Limited (the “Issuer” or the “Company”) regarding its Form 20-F for the year ended December 31, 2008 and (ii) a response to your letter dated September 24, 2010 in response to the Company’s response letter dated September 22, 2010. This response is numbered in accordance with the numbered comments contained in your letter of September 22, 2010.
Form 20-F for the Fiscal Year Ended December 31, 2008
General
1.	Comment
In our previous letter, we requested that management provide, in writing , acknowledgement of the three bullet pointed items described at the end of our comment letter dated August 10, 2010. These acknowledgements were not provided with your response letter dated September 22, 2010. Please provide the requested acknowledgements in writing from management with your next response letter.
Response
With respect to its response letter dated September 22, 2010, the Company’s management acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
2.	Comment
We have reviewed your response to prior comment 3 from our letter dated August 10, 2010. We will evaluate your response when provided.
Comment 3 from August 10, 2010 letter
Section 3(a)(1)(A) of the Investment Company Act of 1940 defines an “investment company” to include any issuer that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” Section 3(a)(1)(C) of the 1940 Act also defines “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets, exclusive of Government securities and cash items, on an unconsolidated basis.” “Investment securities” generally include all securities except for Government securities and securities issued by majority-owned subsidiaries of an issuer that are not investment companies and are not relying on the exceptions in Section 3(c)(1) or 3(c)(7) of the 1940 Act. See Section 3(a)(2) under the 1940 Act.
You state that with the exception of Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Co., Limited, none of your affiliates or subsidiaries are active. As a result, your financial results in fiscal years 2006, 2007 and 2008 were dependent on the results of Wing On Travel (Holdings) Limited and Hangzhou Zhongce Rubber Co., Limited. You are also actively seeking new investment opportunities. Your interest in Wing On Travel (Holdings) Limited is accounted for as an investment in trading securities and your interest in Hangzhou Zhongce Rubber Co., Limited is accounted for under the equity method of accounting. Because the 1940 Act applies the 40 percent limit to an issuer’s investment securities on an unconsolidated basis, we lack the information necessary to assess whether you may be an investment company.

Accordingly, please provide us with a written analysis as to how you determined that are not an investment company. Please state the basis for any exclusion or exemption from the definition contained in Section 3(a)(1)(A) and Section 3(a)(1)(C), as appropriate. Please include in this analysis data indicating the value of your investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis as of December 31, 2008 and December 31, 2009, In addition, please provide any additional appropriate documentation to support your analysis.
Response
The Company does not believe it is an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Since its inception in 1993, the Company has (through its numerous subsidiaries) been engaged, in China, in a variety of manufacturing and related businesses, most notably in the tire manufacturing business. Since 2001, a number of the Company’s subsidiaries have suspended operations and the Company has sought to restructure and diversify its businesses. Nevertheless, the Company believes it is still actively engaged in the tire manufacturing business through its interest in Hangzhou Zhongce. In addition, the Company has kept its dormant subsidiaries in existence as legal entities to give the Company the maximum number of options in pursuing its restructuring.
As discussed in this letter, the Company believes that it is a manufacturing company, and not an investment company. Nonetheless, in addition to the other undertakings of the Company including the filing of amendments to its 20-F’s, the Company intends to take actions during the balance of 2010 and calendar year 2011 to come into compliance with one or more numerical tests under the 1940 Act.
The Company believes that it is not an investment company pursuant to Section 3(c)(1) of the 1940 Act. The Company has approximately 60 U.S. shareholders of record (and is unaware of any other US shareholders), and is not conducting and does not intend to conduct a public offering in the United States.
The Company also believes it is not an investment company pursuant to Section 3(b)(1) of the 1940 Act, because it is not engaged in an investment company business. As the 7th Circuit observed in the National Presto case, perceptions of the investing public are highly relevant in determining whether a company is an investment company. We believe that in the case of China Enterprises, the most relevant inquiry is whether the Company is viewed as an investment company or similar vehicle in China — the country in which it is organized, the country in which it has its principal place of business and in which it does all of its business, and the country to which investors are likely to look in assessing how it is regulated. Notably, the Company is not understood to be, nor is it regulated as, an investment company or similar vehicle in China. (We note that the Supreme Court’s recent decision in Morrison v. National Australia Bank raises significant doubt as to whether the 1940 Act can lawfully be applied to a Chinese company such as China Enterprises under these circumstances.)

There also is little chance that an investor in the United States would view the Company as an investment company. No reasonable US investor is likely to view a Chinese company that operates exclusively in China as an investment company if China does not regulate it as an investment company. Similarly, no reasonable US investor would conclude that the Company is subject to the registration and other provisions of the 1940 Act, because (among other reasons) the Company is a Chinese company that does no business in the United States, has no office or other operations in the United States, and does not hold itself out as or claim that it is an investment company. Finally, no reasonable investor would conclude that the Company is an investment company because, as a Chinese (i.e., non-US) company, it is not able to register as an investment company in the United States (by operation of Section 7(d) of the 1940 Act and the SEC’s long-standing practice to not authorize foreign companies to register as investment companies).
In addition, the Company believes that, regardless of whether it currently is an investment company, it is not violating the 1940 Act. Under Section 7(d) of the 1940 Act, a foreign company such as China Enterprises is prohibited from making a public offering of its securities into the United States. The Company is not making any offer of securities into the United States, and neither Section 7(d) nor any other provision of the 1940 Act imposes any other relevant limitation upon the activities of a foreign investment company. We note that the prohibitions on an unregistered investment company doing business in the United States, in Section 7(a) and 7(b), are applicable solely to entities organized in the United States; nonetheless, even if these provisions were applicable to a foreign company such as China Enterprises, the Company would not be in violation of these provisions, because the Company conducts no business in the United States. Similarly, the Company is not in violation of the registration provision of Section 8 of the 1940 Act, because that provision, too, applies solely to US companies.
3.	Comment
We have reviewed your responses to prior comments 5 through 7 and 13 from your letter dated August 10, 2010. Please file an amendment to your Form 20-F to comply with these previously issued comments.
Response
The Company, with the assistance of its counsel, is in the process of drafting an amendment to its Form 20-F.

The Company’s management acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Comments or questions regarding the above responses should be directed to the undersigned at 011-852-2372-0620 (facsimile) or 011-852-3151-0300 (telephone).

With best regards,
/s/ Chow Chun Man, Jimmy
CHOW CHUN MAN, JIMMY
Chief Financial Officer China Enterprises Limited